Exhibit 99.4

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

SEPARATE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
SEPTEMBER 30, 2010
(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Ltd.

Separate condensed interim financial information as at September 30, 2010 (unaudited)

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Fax Internet	972 2 531 2044 www.kpmg.co.il

Special review report to the Shareholders of “Bezeq” The Israel Telecommunication Corp. Limited, on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction
We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” The Israel Telecommunication Corp. Limited (hereinafter – the Company), as at September 30, 2010 and for the nine and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the condensed interim financial information of equity accounted investees the investment in which amounted to NIS 235 million as at September 30, 2010, and the Group’s share in their profits (losses) amounted to NIS 0.5 million and NIS (3.5) million for the nine and three month periods then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Company of which the exposure cannot yet be assessed or calculated, as described in Note 4.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

November 1, 2010

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on financial position

	September 30, 2010	September 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Assets

Cash and cash equivalents	1,104	775	360
Investments, including derivatives	188	34	10
Trade receivables	825	872	845
Receivables	93	110	555
Inventory	8	12	9
Assets held for sale	30	34	40

Total current assets	2,248	1,837	1,819

Investments, including derivatives	99	114	100
Trade and other receivables	202	90	102
Property, plant and equipment	3,936	*3,761	*3,771
Intangible assets	242	170	193
Investments in investees	6,885	6,776	6,566
Deferred tax assets	326	375	383

Total non-current assets	11,690	11,286	11,115

Total assets	13,938	13,123	12,934

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on financial position

	September 30, 2010	September 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities

Debentures, loans and borrowings	946	693	685
Trade payables	319	223	263
Other payables, including derivatives	512	502	537
Loans from subsidiaries	91	-	250
Current tax liabilities	257	83	86
Deferred income	17	21	19
Provisions (Note 4)	269	268	279
Employee benefits	316	236	469
Dividend payable	1,280	1,149	-

Total current liabilities	4,007	3,175	2,588

Debentures	2,363	3,166	3,166
Bank loans	2,600	383	383
Employee benefits	251	231	247
Deferred income and others	3	5	6

Total non-current liabilities	5,217	3,785	3,802

Total liabilities	9,224	6,960	6,390

Equity
Share capital	6,206	6,181	6,187
Share premium	356	247	275
Reserves	530	604	595
Retained earnings (deficit)	(2,378)	(869)	(513)

Total equity	4,714	6,163	6,544
Total equity and liabilities	13,938	13,123	12,934

Shlomo Rodav	Avi Gabbay	Alan Gelman
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 1, 2010

*	Retrospective application by restatement, see Note 3 to the condensed consolidated interim financial statements

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue (Note 2)	3,934	3,987	1,323	1,343	5,303

Costs and expenses
Depreciation and amortization	512	600	171	184	794
Salaries	783	797	256	255	1,094

General and operating expenses (Note 3)	1,187	1,282	399	451	1,690

Other operating expenses (income), net	(97)	(54)	(59)	(38)	202

	2,385	2,625	767	852	3,780

Operating profit	1,549	1,362	556	491	1,523

Finance expenses (income)
Finance expenses	190	247	84	126	295
Finance income	(132)	(269)	(54)	(123)	(310)

Finance expenses (income), net	58	(22)	30	3	(15)

Profit after finance expenses (income) net	1,491	1,384	526	488	1,538

Share in profits of investees, net	782	728	211	231	958

Profit before income tax	2,273	2,112	737	719	2,496

Income tax	405	413	149	169	431

Profit after income tax	1,868	1,699	588	550	2,065

Profit from deconsolidation of a subsidiary	-	1,538	-	1,538	1,538

Profit for the period	1,868	3,237	588	2,088	3,603

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on comprehensive income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Profit for the period	1,868	3,237	588	2,088	3,603

Other comprehensive profit (loss) for the period, net of tax	3	-	3	(1)	(11)

Total comprehensive income for the period	1,871	3,237	591	2,087	3,592

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on cash flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the period	1,868	3,237	588	2,088	3,603
Adjustments:
Depreciation	457	539 *	153	176 *	715 *
Amortization of intangible assets	55	61	18	8	79
Profit from deconsolidation of a subsidiary	-	(1,538)	-	(1,538)	(1,538)
Share in profits of equity- accounted investees	(782)	(728)	(211)	(231)	(958)
Finance expenses (income), net	40	(52)	28	(30)	(44)
Capital gain, net	(115)	(50)	(86)	(30)	(64)
Share-based payments	8	18	2	5	25
Income tax expenses	405	413	149	169	431

Change in inventory	1	(2)	1	3	1
Change in trade and other receivables	(52)	(2)	(17)	(31)	26
Change in trade and other payables	44	(24)	119	(13)	1
Change in provisions	(10)	15	(1)	6	25
Change in employee benefits	(149)	(118)	(94)	(45)	118

Net cash from (used for) operating activities for transactions with investees	11	(12)	17	1	2

Income tax paid, net	(181)	(188)	18	(12)	(202)

Net cash from operating activities	1,600	1,569	684	526	2,220

Cash flows from investment activities
Investment in intangible assets	(105)	(92)	(40)	(31)	(133)
Proceeds from sale of property, plant and equipment	89	77	48	19	86
Change in current investments, net	-	4	-	(1)	6
Purchase of property, plant and equipment	(625)	(541)	(205)	(173)	(720)
Proceeds from disposal of investments and long-term loans	2	43	(2)	2	46
Interest received	7	23	1	13	25
Purchase of a subsidiary	(196)	-	(196)	-	-
Net cash from investment in investees (mainly dividend)	1,076	570	442	140	578
Net cash from (used for) investment activities	248	84	48	(31)	(112)

*	Retrospective application by restatement, see Note 3 to the condensed consolidated interim financial statements

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Interim Statements of Cash Flows (Contd.)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow from finance activities

Bank loans received	2,600	400	700	-	400
Repayment of bank loans	(400)	-	-	-	-
Short-term borrowing, net	-	-	(226)	-	-
Repayment of debentures	(558)	(547)	-	-	(556)
Dividend paid	(2,453)	(792)	-	-	(1,941)
Interest paid	(153)	(161)	-	(9)	(167)
Proceeds for derivatives, net	-	12	-	1	44

Proceeds from exercise of employee options	21	117	3	20	129

Receipt (repayment) of loans from investees, net	(161)	-	(111)	-	250

Net cash from (used for) finance activities	(1,104)	(971)	366	12	(1,841)

Net increase in cash and cash equivalents	744	682	1,098	507	267
Cash and cash equivalents at beginning of period	360	93	6	268	93

Cash and cash equivalents at end of period	1,104	775	1,104	775	360

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate condensed interim financial information as at September 30, 2010

NOTE 1 – METHOD FOR PREPARING THE FINANCIAL INFORMATION

A.	Definitions

The Company: Bezeq The Israel Telecommunication Corporation Ltd.

“Associate”, "the Group”, “Investee”, “Interested Party”: as defined in the consolidated financial statements of the Company for 2009.

B.	Main points of the method for preparing of the financial information

The separate interim financial information is stated in accordance with Article 38(D) of the Securities Regulations (Periodic and Interim Reports), 5730-1970 and does not include the information required under the provisions of Article 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Interim Reports), 5730-1970 in respect of separate financial information of the corporation. The report should be read together with the separate financial information as at December 31, 2009 and for the year then ended and together with the condensed consolidated interim statements as at September 30, 2010 (“the consolidated reports”).

NOTE 2 – REVENUE

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Telephony	2,368	2,510	788	843	3,333
Internet	720	638	249	221	863
Transmission and data communications	663	637	219	217	851
Other services	183	202	67	62	256

	3,934	3,987	1,323	1,343	5,303

NOTE 3 – OPERATING AND GENERAL EXPENSES

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cellular telephone expenses	599	621	198	211	823
General expenses	181	193	65	83	266
Materials and spare parts	55	62	16	21	80
Building maintenance	183	204	64	72	278
Services and maintenanceby sub-contractors	57	69	18	21	96
Vehicle maintenance expenses	72	70	24	23	96
Royalties to the State of Israel	24	37	8	12	18
Collection fees and sundry	16	26	6	8	33

	1,187	1,282	399	451	1,690

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate condensed interim financial information as at September 30, 2010

NOTE 4 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed or are pending against the Company (“hereinafter in this section: “claims”).

The financial statements of the Company include provisions of NIS 269 million for the claims.

The additional exposure beyond these provisions for claims that are unlikely to be realized amounts to NIS 3 billion.

Additionally, out of these claims, there are also claims amounting to NIS 260 million, which at this stage, cannot be assessed, as well as additional claims for which the Company’s additional exposure exceeds the aforesaid, as the exact amount of the claim is not stated in the claim.

Subsequent to the reporting date, customers of the Company filed a number of claims, amounting to NIS 98 million, which cannot be assessed at this stage.

For further information about contingent liabilities, see Note 5 to the consolidated financial statements - Contingent Liabilities.

NOTE 5 - SUBSTANTIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES

A.	Loans

1)
On March 21, 2010, the Company provided a loan of NIS 45 million to Bezeq International Ltd. ("Bezeq International"), subject to the terms of the framework loan agreement between the companies. The loan, which is linked to the CPI and bears annual interest of 4%, was repayable in four equal monthly payments (principal and interest), commencing on June 1, 2010. On September 1, 2010, Bezeq International completed repaying the full amount of the loan that it had received.

2)
On May 31, 2010, the Company took out a loan of NIS 90 million from Pelephone Communications Ltd. (“Pelephone”), subject to the terms of the framework loan agreement between the companies. The loan, which bears annual interest of 4% and is linked to the CPI, will be repaid on January 6, 2011.

In addition, on June 15, 2010, Pelephone provided the Company with another loan of NIS 110 million. The loan, which is linked to the CPI and bears annual interest of 4%, was repaid on July 6, 2010.

3)
In respect of the loan provided by the Company to Bezeq On-line Ltd. (“Bezeq On-line”), after repayment of NIS 2.5 million on June 30, 2010 and additional repayment of NIS 1 million on September 15, 2010, the balance of the loan amounts to NIS 7 million at September 30, 2010.

B.	Dividends

On May 2, 2010, the Company received a dividend of NIS 200 million from Pelephone.

On September 3, 2010, the Company received a dividend of NIS 210 million from Pelephone.

On September 21, 2010, the Company received a dividend of NIS 196 million from Bezeq International.

C.	Material transactions

On September 21, 2010, Bezeq International sold the Company all of its holdings in Walla for NIS 196 million.

For further information, see Note 4(B) to the consolidated statements – Group Entities.

NOTE 6 – SUBSEQUENT EVENTS

A.	October 3, 2010, Pelephone provided the Company with another loan of NIS 110 million. The loan, which is linked to the CPI and bears annual interest of 4%, is repayable on January 6, 2011.

B.	On October 31, 2010, the board of directors of Bezeq International approved the distribution of a dividend amounting to NIS 20 million.